Statement of Comprehensive Income for three months ended,

(As per IFRS)

In ₹ crore, except share data

Particulars	Mar 31,		Growth (%)	Dec 31, 2012	Growth % Q4 13 over Q3 13
	2013	2012			
Revenues	**10,454**	**8,852**	**18.1**	**10,424**	**0.3**
Cost of sales	6,802	5,199	30.8	6,566	3.6
Gross Profit	**3,652**	**3,653**	**(0.0)**	**3,858**	**(5.3)**
Operating Expenses:					
Selling and marketing expenses	518	452	14.6	541	(4.3)
Administrative expenses	672	554	21.3	640	5.0
Total Operating Expenses	**1,190**	**1,006**	**18.3**	**1,181**	**0.8**
Operating Profit	**2,462**	**2,647**	**(7.0)**	**2,677**	**(8.0)**
Other Income, net	674	652	3.4	503	34.0
Profit before income taxes	**3,136**	**3,299**	**(4.9)**	**3,180**	**(1.4)**
Income tax expense	742	983	(24.5)	811	(8.5)
Net Profit	**2,394**	**2,316**	**3.4**	**2,369**	**1.1**
Earnings per equity share					
Basic (₹)	**41.89**	**40.54**	**3.3**	**41.47**	**1.0**
Diluted (₹)	**41.89**	**40.54**	**3.3**	**41.47**	**1.0**

Statement of Comprehensive Income for Year ended,

(As per IFRS)

In ₹ crore, except share data

Particulars	Mar 31,		Growth (%)
	2013	2012	
Revenues	**40,352**	**33,734**	**19.6**
Cost of sales	25,280	19,808	27.6
Gross Profit	**15,072**	**13,926**	**8.2**
Operating Expenses:			
Selling and marketing expenses	2,034	1,757	15.8
Administrative expenses	2,609	2,390	9.2
Total Operating Expenses	**4,643**	**4,147**	**12.0**
Operating Profit	**10,429**	**9,779**	**6.6**
Other Income, net	2,359	1,904	23.9
Profit before income taxes	**12,788**	**11,683**	**9.5**
Income tax expense	3,367	3,367	-
Net Profit	**9,421**	**8,316**	**13.3**
Earnings per equity share			
Basic (₹)	**164.87**	**145.55**	**13.3**
Diluted (₹)	**164.87**	**145.54**	**13.3**

Statement of Comprehensive Income for three months ended,

(As per IFRS)

in US $ million, except share data

Particulars	Mar 31, 2013	Mar 31, 2012	Growth (%)	Dec 31, 2012	Growth % Q4 13 over Q3 13
Revenues	1,938	1,771	9.4	1,911	1.4
Cost of sales	1,261	1,041	21.1	1,203	4.8
Gross Profit	**677**	**730**	**(7.3)**	**708**	**(4.4)**
Operating Expenses:					
Selling and marketing expenses	96	91	5.5	99	(3.0)
Administrative expenses	124	111	11.7	118	5.1
Total Operating Expenses	**220**	**202**	**8.9**	**217**	**1.4**
Operating Profit	**457**	**528**	**(13.4)**	**491**	**(6.9)**
Other Income, net	125	131	(4.6)	92	35.9
Profit before income taxes	**582**	**659**	**(11.7)**	**583**	**(0.2)**
Income tax expense	138	196	(29.6)	149	(7.4)
Net Profit	**444**	**463**	**(4.1)**	**434**	**2.3**
Earnings per equity share					
Basic ($)	**0.78**	**0.81**	**(3.7)**	**0.76**	**2.6**
Diluted ($)	**0.78**	**0.81**	**(3.7)**	**0.76**	**2.6**

Statement of Comprehensive Income for Year ended,

(As per IFRS)

in US $ million, except share data

Particulars	Mar 31, 2013	Mar 31, 2012	Growth (%)
Revenues	7,398	6,994	5.8
Cost of sales	4,637	4,118	12.6
Gross Profit	**2,761**	**2,876**	**(4.0)**
Operating Expenses:			
Selling and marketing expenses	373	366	1.9
Administrative expenses	479	497	(3.6)
Total Operating Expenses	**852**	**863**	**(1.3)**
Operating Profit	**1,909**	**2,013**	**(5.2)**
Other Income, net	433	397	9.1
Profit before income taxes	**2,342**	**2,410**	**(2.8)**
Income tax expense	617	694	(11.1)
Net Profit	**1,725**	**1,716**	**0.5**
Earnings per equity share			
Basic ($)	**3.02**	**3.00**	**0.7**
Diluted ($)	**3.02**	**3.00**	**0.7**

Revenue by Geographical Segment

(in %)

	Quarter ended			Year ended	
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012	Mar 31, 2013	Mar 31, 2012
North America	60.2	61.0	62.4	62.2	63.9
Europe	25.0	24.0	23.1	23.1	21.9
India	2.4	2.2	2.0	2.1	2.2
Rest of the world	12.4	12.8	12.5	12.6	12.0
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenue by Service Offering

(in %)

	Quarter ended			Year ended	
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012	Mar 31, 2013	Mar 31, 2012
Business IT Services	**61.6**	**61.9**	**62.7**	**62.9**	**63.0**
Application Development	*15.5*	*15.8*	*16.9*	*16.3*	16.8
Application Maintenance	*19.9*	*20.0*	*20.9*	*20.5*	21.6
Infrastructure Management Services	*7.2*	*6.9*	*6.2*	*6.9*	6.0
Testing Services	*8.3*	*8.4*	*7.8*	*8.4*	7.9
Product Engineering Services	*3.2*	*3.2*	*3.4*	*3.3*	3.4
Business Process Management	*5.2*	*5.2*	*4.8*	*5.0*	4.6
Others	*2.3*	*2.4*	*2.7*	*2.5*	2.7
Consulting, Package Implementation & Others	**32.7**	**32.6**	**31.1**	**31.4**	**31.2**
Products, Platforms and Solutions	*5.7*	*5.5*	*6.2*	*5.7*	5.8
Products	*4.0*	*3.9*	*4.4*	*4.0*	4.6
BPM Platform	*1.3*	*1.3*	*1.4*	*1.3*	0.9
Others	*0.4*	*0.3*	*0.4*	*0.4*	0.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenue by Project Type *

(in %)

	Quarter ended			Year ended	
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012	Mar 31, 2013	Mar 31, 2012
Fixed Price	40.2	41.3	39.4	40.0	39.3
Time & Materials	59.8	58.7	60.6	60.0	60.7
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

** Excluding products*

Revenue by Industry

(in %)

	Quarter ended			Year ended	
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012	Mar 31, 2013	Mar 31, 2012
Insurance, Banking & Financial Services	**33.9**	**33.7**	**34.3**	**33.9**	**35.1**
Banking & financial services	*27.2*	*26.8*	*27.4*	*27.1*	*27.9*
Insurance	*6.7*	*6.9*	*6.9*	*6.8*	*7.2*
Manufacturing	**22.2**	**21.7**	**21.3**	**22.0**	**20.5**
Retail & Life Sciences	**23.9**	**24.1**	**22.9**	**23.9**	**23.0**
Retail & CPG	*15.4*	*16.0*	*15.8*	*16.3*	*15.7*
Transport & Logistics	*1.8*	*1.8*	*1.6*	*1.7*	*1.8*
Life Sciences	*4.8*	*4.8*	*3.9*	*4.3*	*3.9*
Healthcare	*1.9*	*1.5*	*1.6*	*1.6*	*1.6*
Energy, Utilities, Communications & Services	**20.0**	**20.5**	**21.5**	**20.2**	**21.4**
Energy & Utilities	*5.2*	*5.4*	*6.1*	*5.2*	*5.9*
Telecom	*9.3*	*9.6*	*10.1*	*9.7*	*10.2*
Others	*5.5*	*5.5*	*5.3*	*5.3*	*5.3*
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year ended	
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012	Mar 31, 2013	Mar 31, 2012
Number of Clients					
Active	798	776	694	798	694
Added during the period (gross)^	56	89	52	235	172
Number of million dollar clients*					
1 Million dollar +	448	419	399	448	399
5 Million dollar +	213	209	190	213	190
10 Million dollar +	137	136	132	137	132
20 Million dollar +	80	81	79	80	79
30 Million dollar +	62	62	64	62	64
40 Million dollar +	49	50	50	49	50
50 Million dollar +	40	40	40	40	40
60 Million dollar +	33	34	28	33	28
70 Million dollar +	28	25	23	28	23
80 Million dollar +	19	20	17	19	17
90 Million dollar +	17	15	16	17	16
100 Million dollar +	12	12	13	12	13
200 Million dollar +	3	3	2	3	2
300 Million dollar +	–	–	1	–	1
Client contribution to revenue					
Top client	3.6%	3.6%	4.1%	3.8%	4.3%
Top 5 clients	14.7%	14.6%	15.4%	15.2%	15.5%
Top 10 clients	24.0%	23.9%	24.4%	24.6%	24.6%
Repeat business	96.5%	97.5%	96.0%	97.8%	97.8%
Account receivables-LTM(in days)#	64	62	60	64	60

**LTM (Last twelve months) Revenues*

^ including 36 clients from Lodestone for Dec 2012

 # excluding Lodestone for Mar 2013 & Dec 2012

Effort and Utilization

(in %)

	Quarter ended			Year ended	
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012	Mar 31, 2013	Mar 31, 2012
Effort					
Onsite	25.4	24.6	24.6	24.8	25.0
Offshore	74.6	75.4	75.4	75.2	75.0
Revenue					
Onsite	52.1	51.4	49.6	51.0	49.9
Offshore	47.9	48.6	50.4	49.0	50.1
Utilization					
Including trainees	70.9	70.1	67.2	69.5	69.2
Excluding trainees	73.9	73.2	73.0	73.0	75.6

Person Months Data

	Quarter ended			Year ended	
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012	Mar 31, 2013	Mar 31, 2012
Billed – Onsite	81,794	77,970	69,460	306,427	276,451
– Offshore	239,756	238,595	213,078	930,418	830,022
TOTAL	**321,550**	**316,565**	**282,538**	**1,236,845**	**1,106,473**
Non Billable	113,794	115,826	104,759	456,872	357,646
Trainee	17,931	19,229	33,238	86,484	135,367
Sales & Support	26,511	26,643	23,826	102,777	92,369
TOTAL	**479,786**	**478,263**	**444,361**	**1,882,978**	**1,691,855**

Consolidated IT Services

	Quarter ended						Year ended			
	Mar 31, 2013	Sequential growth %	Dec 31, 2012	Sequential growth %	Mar 31, 2012	Sequential growth %	Mar 31, 2013	Year on Year growth %	Mar 31, 2012	Year on Year growth %
Effort - (Person months)										
Onsite	77,109	4.8	73,603	3.7	66,484	(2.1)	289,698	9.2	265,380	14.8
Offshore	168,217	0.5	167,320	1.3	155,021	(1.2)	660,231	8.6	607,857	9.5
Total	**245,326**	**1.8**	**240,923**	**2.0**	**221,505**	**(1.5)**	**949,929**	**8.8**	**873,237**	**11.1**
Revenue – ($ million)										
Onsite	979.79	2.8	952.71	7.5	856.04	(2.3)	3,664.38	7.4	3,411.97	17.3
Offshore	754.38	(0.9)	761.56	3.6	726.67	(2.8)	2,970.10	3.4	2,872.93	15.1
Total	**1,734.17**	**1.2**	**1,714.27**	**5.7**	**1,582.71**	**(2.6)**	**6,634.48**	**5.6**	**6,284.90**	**16.3**

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012	Mar 31, 2013	Mar 31, 2012
Total employees	1,56,688	1,55,629	1,49,994	1,56,688	1,49,994
S/W professionals	1,47,008	1,46,250	1,41,788	1,47,008	1,41,788
Billable	1,35,392	1,34,660	124,953	1,35,392	1,24,953
Banking product group	7,249	7,460	8,139	7,249	8,139
Trainees	4,367	4,130	8,696	4,367	8,696
Sales & Support	9,680	9,379	8,206	9,680	8,206
Gross addition#	8,990	8,390	10,676	37,036	45,605
Of which lateral addition#	3,545	4,351	4,727	16,781	14,966
Attrition	7,931	6,522	5,770	30,342	26,431
Net addition#	1,059	1,868	4,906	6,694	19,174
Attrition % (LTM)*	16.3%	15.1%	14.7%	16.3%	14.7%

** Excluding subsidiaries* *# Including Lodestone Employees of 891 (of which 783 are laterals) for Dec 2012*

Employee Metrics – Subsidiaries

(Nos.)

	Quarter ended			Year ended	
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012	Mar 31, 2013	Mar 31, 2012
Infosys BPO Limited – consolidated	24,634	23,714	20,523	24,634	20,523
Infosys Technologies (Australia) Pty. Ltd.*	-	-	674	-	674
Infosys Technologies (China) Company Ltd.	3,073	3,066	3,092	3,073	3,092
Infosys Technologies S.De R.L. De C. V., Mexico	797	753	631	797	631
Infosys Technologies (Sweden) AB	4	6	11	4	11
Infosys Tecnologia DO Brasil LTDA	393	371	210	393	210
Infosys Public Services Inc.	182	179	33	182	33
Infosys Technologies (Shanghai) Company Ltd.	17	55	31	17	31
Lodestone Holding AG	1,191	891	-	1,191	-

** Employees of Infosys Australia were transferred to Infosys Limited consequent to merger of its operations with the parent company*

Infrastructure (as on Mar 31, 2013)

	Completed		Work in progress		Land acquired during the Year (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	45,42,894	31,583	5,29,364	4,107	19.26
Bhubaneswar	8,79,721	4,018	5,15,620	4,320	-
Chandigarh	12,26,033	6,089	-	-	-
Chennai	35,11,164	22,817	25,54,633	3,070	-
Gurgaon	1,70,545	1,514	1,35,209	1,250	-
Hubli	-	-	-	-	50.00
Hyderabad	35,00,477	17,717	14,53,077	8,296	-
Jaipur	4,52,139	4,337	4,04,106	4,000	-
Mangalore	12,14,969	7,142	13,88,800	6,000	-
Mysore (including ILI)*	93,49,259	12,383	21,59,535	3,864	0.25
Pune	49,57,702	28,365	18,63,467	8,630	-
Thiruvananthapuram	6,18,201	5,106	21,39,267	8,479	49.84
Global Centers	12,20,725	12,427	12,910	110	-
Total	**3,16,43,829**	**1,53,498**	**1,31,55,988**	**52,126**	**119.35**

**Infosys Leadership Institute*

Subsidiaries Performance – Standalone financial statements

(US $ Mn)

Subsidiaries	Quarter ended				Year ended			
	Mar 31, 2013		Mar 31, 2012		Mar 31, 2013		Mar 31, 2012	
	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income
Infosys BPO Limited – consolidated	125.69	21.55	104.25	24.33	471.22	79.04	365.97	61.89
Infosys Technologies (Australia) Pty. Ltd.*	–	(0.20)	79.63	4.74	0.42	0.31	308.34	25.67
Infosys Technologies (China) Company Ltd	26.47	(0.23)	25.98	(1.07)	104.37	(1.88)	102.09	2.49
Infosys Technologies S.de R.L. de C V., Mexico	7.39	(1.13)	7.21	0.52	30.12	(0.37)	25.84	2.04
Infosys Technologies (Sweden) AB	0.17	(0.02)	0.48	(0.02)	1.11	(0.01)	2.12	(0.01)
Infosys Tecnologia DO Brasil LTDA	7.07	(1.63)	3.85	(0.83)	23.59	(3.11)	14.34	(3.56)
Infosys Public Services Inc.	34.85	0.96	29.08	0.45	110.40	(1.90)	38.92	(0.84)
Infosys Technologies (Shanghai) Co Ltd	–	(0.43)	0.03	(0.34)	0.14	(2.85)	0.03	(1.05)
Lodestone Holding AG	70.33	(3.44)	–	–	109.64	(0.90)	–	–

** Employees of Infosys Australia were transferred to Infosys Limited consequent to merger of its operations with the parent company*

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012	Mar 31, 2013	Mar 31, 2012
Period closing rate	54.29	55.00	50.88	54.29	50.88
Period average rate	53.93	54.55	49.96	54.54	48.10

Performance as Against Guidance – IFRS

For Fiscal Year 2013	Guidance	Actual
Revenue (₹ crore)	*at least* 40,746	40,352
Basic EPS (₹)	162.80	164.87

For Fiscal Year 2013	Guidance	Actual
Revenue (US $ million)	*at least* 7,450	7,398
Basic EPS (US $)	2.97	3.02

Currency rates for USD:

Currency	Rate assumed in guidance	Average rate for the quarter	Average rate for the year
GBP	1.62	1.54	1.58
EURO	1.32	1.32	1.29
AUD	1.04	1.03	1.03

Constant Currency Reporting

Reported revenues	Q4 12	Q1 13	Q2 13	Q3 13	Q4 13
Revenue ($ mn)	1,771	1,752	1,797	1,911	1,938
Sequential growth %	(1.9)	(1.1)	2.6	6.3	1.4
YoY growth %	10.5	4.8	2.9	5.8	9.4

Constant currency – Q o Q	Q4 12	Q1 13	Q2 13	Q3 13	Q4 13
Revenue ($ mn)	1,767	1,763	1,794	1,902	1,944
Sequential growth (%)	(2.1)	(0.4)	2.4	5.8	1.7

Constant currency – Y o Y	Q4 12	Q1 13	Q2 13	Q3 13	Q4 13
Revenue ($ mn)	1,771	1,784	1,820	1,910	1,946
YoY growth (%)	10.5	6.8	4.2	5.8	9.9

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q4 12	FY 12	Q1 13	Q2 13	Q3 13	Q4 13	FY 13
AUD	1.06	1.05	1.01	1.04	1.04	1.03	1.03
EURO	1.32	1.38	1.28	1.26	1.30	1.32	1.29
GBP	1.58	1.60	1.58	1.59	1.61	1.54	1.58

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	Q4 12	FY 12	Q1 13	Q2 13	Q3 13	Q4 13	FY 13
AUD	8.2	7.6	8.4	8.3	8.3	8.1	8.3
EURO	8.3	7.7	6.7	8.3	9.6	10.4	8.8
GBP	7.1	6.8	6.9	6.3	6.2	6.1	6.4

Q4 2013

Geographical segment – growth

North America grew by 0.1% in constant currency.

Europe grew by 5.7% sequentially; and 6.5% in constant currency.

India grew by 10% sequentially.

Rest of the world declined by 1.5% sequentially and 0.9% in constant currency.

Industry segment – growth

FSI grew by 2.3% sequentially; and 2.7% in constant currency.

MFG grew by 3.8% sequentially; and 3.9% in constant currency.

RCL grew by 0.5% sequentially; and 0.8% in constant currency.

ECS declined by 1.4% sequentially; and 1.0% in constant currency.